SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE TO/A
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER
SECTION 14(d) (l) OR 13(e) (l)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

INTERGRAPH CORPORATION (Name of Subject Company (Issuer))
INTERGRAPH CORPORATION (Names of Filing Person (Offeror))

Common Stock, par value $.10 per share (Title of Class of Securities)

458683109 (CUSIP Number of Class of Securities)

David Vance Lucas
Vice President, General Counsel and Secretary
Intergraph Corporation
Huntsville Alabama 35894-0001
(256) 730-2000
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPIES TO:
J. Allen Overby Bass, Berry & Sims PLC 315 Deaderick Street, Suite 2700 Nashville, Tennessee 37238 (615) 742-6200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$280,000,000	$22,652

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 10,000,000 shares of the outstanding common stock, par value $.10 per share, at a price per share of $28.00 in cash.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO
SIGNATURE
EXHIBIT INDEX
EX-99.A.5.F PRESS RELEASE

SCHEDULE TO

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Intergraph Corporation, a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase for cash up to 10,000,000 shares of its Common Stock, par value $0.10 per share, including the associated stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of March 5, 2002, between the Company and Computershare Investor Services, LLC, as Rights Agent, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal.

     This Amendment No. 3 is filed to incorporate the press release that announces the final results of the Offer. Except as provided herein, this amendment does not alter the terms and conditions previously set forth in the Offer to Purchase and Letter of Transmittal.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERGRAPH CORPORATION

By:	/s/ R. Halsey Wise Name: R. Halsey Wise Title: President and Chief Executive Officer

Dated: December 9, 2003

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase, dated November 3, 2003.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Letter to Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release dated October 30, 2003.*

(a)(5)(B)	Script of October 30, 2003 Conference Call.*

(a)(5)(C)	Summary Advertisement.*

(a)(5)(D)	Letter to Shareholders.*

(a)(5)(E)	Press Release dated December 3, 2003.*

(a)(5)(F)	Press Release dated December 9, 2003.**

(b)	None.

(d)(1)	Amended and Restated Rights Agreement, dated March 5, 2002, between Intergraph Corporation and Computershare Investor Services, LLC, incorporated by reference to Exhibit 99 to the Company’s Current Report on Form 8-K dated March 8, 2002.

(d)(2)	Intergraph Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10(d) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996, under the Securities Exchange Act of 1934, File No. 0-9722, and Amendment to the Intergraph Corporation 1997 Stock Option Plan dated January 11, 1999, incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 dated May 24, 1999.

(d)(3)	Intergraph Corporation Nonemployee Director Stock Option Plan, incorporated by reference to Exhibit 10(h) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997.

(d)(4)	Intergraph Corporation Amended and Restated 2002 Stock Option Plan, incorporated by reference to Exhibit 10(l) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(d)(5)	Intergraph Corporation 2000 Employee Stock Purchase Plan, incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2000 Annual Meeting of Shareholders, as filed with the SEC on March 22, 2000.

(d)(6)	Employment Agreement between Intergraph Corporation and R. Halsey Wise, dated June 12, 2003, incorporated by reference to Exhibit 10(g) to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed
**	Filed herewith